



OLYMPUS PACIFIC MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting of Shareholders to be held on June 7, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after which it was mailed to you, the holder, by Computershare.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if no choice is, or both choices are, specified, the proxyholder appointed by you will, and is hereby directed to, vote in favour of each matter identified on this Proxy and for the nominees of management for directors and for auditors as identified in this Proxy.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

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Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Olympus Pacific Minerals Inc. hereby appoint: David A. Seton, Chairman and Chief Executive Officer of the Corporation, or failing this person, Peter Tiedemann, Acting Chief Financial Officer and Corporate Secretary of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions or both choices have been given, the proxyholder appointed by you will, and is hereby directed to, vote in favour of each matter identified on this Proxy and for the nominees of management for directors and for auditors as identified in this Proxy) and all other matters that may properly come before the Annual and Special General Meeting of Shareholders of Olympus Pacific Minerals Inc. to be held at the Patty Watt Room, The Design Exchange, 234 Bay Street, Toronto, Ontario, M5K 1B2 on Thursday, June 7, 2007 at 3:30 p.m. (Eastern) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY `HIGHLIGHTED TEXT` OVER THE BOXES.

	For	Against
1. To Determine the Number of Directors To determine the number of directors at five (5)	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. David A. Seton - for a term of one year	☐	☐	02. Kevin Flaherty - for a term of one year	☐	☐	03. John A. G. Seton - for a term of two years	☐	☐
04. T. Douglas Willock - for a term of two years	☐	☐	05. Jon Morda - for a term of three years	☐	☐			

	For	Withhold
3. Appointment of Auditors To appoint Ernst & Young LLP, Chartered Accountants as auditors of the Corporation and to authorize the Directors to fix their remuneration.	☐	☐

	For	Against
4. To pass an ordinary resolution of the disinterested shareholders to approve the adoption of a new stock option plan, as more particularly described in the Company's information circular dated April 26, 2007.	☐	☐
5. To pass an ordinary resolution of the disinterested shareholders to confirm, ratify and approve an employee bonus share program as more particularly described in the Company's information circular dated April 26, 2007.	☐	☐
6. Other Business To transact such other business as may come before the Meeting or any adjournment thereof.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above or both choices are specified, this Proxy will be voted in favour of each matter identified on this proxy.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.

☐

Annual Report
Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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